

March 6, 2014

Via E-mail
Mr. J. Daniel Plants, Esq.
Voce Capital LLC
600 Montgomery Street, Suite 210
San Francisco, CA 94111

> **Re:** **CONMED Corporation**
> **Definitive Additional Soliciting Materials**
> **Filed by Voce Catalyst Partners LP et al.**
> **Filed February 28, 2014**
> **File No. 000-16093**

Dear Mr. Plants:

We have reviewed your filing and have the following additional comments.

General

1. We note your statement that "Coppersmith has agreed to be restricted from doing essentially anything, such as 'influencing the Board or management of the Company' or making 'any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs.'" We understand that the standstill agreement contains a carve out for any actions taken by a Coppersmith designee solely in such person's capacity as a director of the Company. Please advise, or refrain from making such statements in future filings.

2. We note your statement that Mr. Hartman was "terminated" from Stryker. Please provide support for this statement. We note that Stryker's press release announcing Mr. Hartman's departure does not characterize his departure as a "termination," and that Mr. Hartman in fact stayed on with Stryker as an advisor to the CEO.

3. The soliciting material states in numerous places that neither Mr. Hartman nor Coppersmith ever refuted or rebutted the allegations made by Alere. However, Coppersmith and Mr. Hartman appear to have done so in a press release dated August 5, 2013. Please revise these statements, or provide support for your assertions.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
  Ariana Zikopoulos, Esq.
  Schulte Roth & Zabel LLP